The following appeared on the ralliBox website (http://rallibox.com /5-reasons-rallibox-is-thetool-you-didnt-know-you-needed/).
The same information was also posted on the website: http://www.buzzfeed.com/doombunny/5-reasons-rallibox-is-the-tool
-you-didnt-know-you-1od8h
The hyperlink in the foregoing image links to: http://www.sec.gov/news/pressrelease/2015-49.html All other Testing the Waters activities have consisted of verbal conversations with friends and family.